

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

> **Re: Haoxin Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted December 5, 2022**
> **CIK No. 0001936817**

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted December 5, 2022

Cover Page

1. We note your disclosure that your former auditor, Friedman LLP, and current auditor, Marcum Asia CPAs LLP, are not subject to the determinations announced by the PCAOB on December 16, 2021. However, we also note your disclosure that the company is subject to regulations under the HFCAA. Please revise this statement to clarify whether the Holding Foreign Companies Accountable Act and related regulations currently affect the company.

Prospectus Summary, page 1

2.	We note your response to prior comment 3, and reissue such comment in part. We note your definition of "China" or the "PRC," referring to the People's Republic of China, excludes Taiwan and the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout your filing to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong, including a clear statement in this section and in your risk factors disclosure that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. In addition, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only.

3.	We note your disclosure that your customers have been negatively impacted by the ongoing impact of COVID-19, with revenue generated from your top 10 customers reduced by $1,516,035 or 21.5%. Please revise to specify the period during which such revenue was reduced.

Related Party Transactions, page 143

4.	We note your response to prior comment 16, and reissue such comment in part. With respect to the amounts due to or from related parties that are described on page 143, please describe the nature and extent of the underlying transactions. For example, describe the nature and extent of the arrangement or agreement that resulted in $82,393 due from Shenzhen Longanda Environmental Protection Equipment Co., Ltd. as of June 30, 2022. Please ensure that such information is provided for the period since the beginning of the company's preceding three financial years up to the date of the document. Refer to Item 4 of Form F-1 and Item 7.B.1 of Form 20-F.

Financial Statements
General, page F-1

5.	Please advise whether you have published interim financial information covering a more current period than the six months ended June 30, 2022 that need to be included in your registration statement pursuant to Item 4(a) of Form F-1 applicable via Form 20-F Item 8.A.5 and Instructions to Item 8.A.5, and whether you are able to represent that you are not required to comply with the 12-month requirement per Item 8.A.4 and Instructions to Item 8.A.4.

Note 6 - Property and Equipment, Net, page F-18

6.   We note your response to prior comment 11. Please add similar disclosures and table to your Note 6, for both your year end and subsequent interim financial statements, discussing the different arrangements and accounting treatments for all the vehicles you own, and showing in the table, as of the end of each period presented, your vehicles and your equipment balances by categories, also adding to the table a total book value, and ensuring that such total matches your reported total property and equipment, net balance as of each corresponding period end.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt